UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 12)

BioTime, Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

09066L105
(CUSIP Number)

Neal C. Bradsher c/o Broadwood Capital, Inc. 724 Fifth Avenue, 9th Floor New York, New York 10019
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2009
(Date of Event Which Requires Filing of this Statement)

CUSIP No.	09066L105

1.	NAME OF REPORTING PERSONS

Broadwood Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,608,546

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

7,608,546

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,608,546

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.0%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	09066L105

1.	NAME OF REPORTING PERSONS

Broadwood Capital, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,608,546

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

7,608,546

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,608,546

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.0%

14.	TYPE OF REPORTING PERSON

CO, IA

CUSIP No.	09066L105

1.	NAME OF REPORTING PERSONS

Neal C. Bradsher

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

62,908

8.	SHARED VOTING POWER

7,608,546

9.	SOLE DISPOSITIVE POWER

62,908

10.	SHARED DISPOSITIVE POWER

7,608,546

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,671,454

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.2%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	09066L105

Item 1.	Security and Issuer.

BioTime, Inc., (the “Issuer”) Common Shares, no par value (the “Shares”) BioTime, Inc. 1301 Harbor Bay Parkway, Suite 100 Alameda, CA 94502

Item 2.	Identity and Background.
NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON MAY 18, 2009.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof Broadwood Partners may be deemed to beneficially own 7,608,546 Shares.

As of the date hereof Broadwood Capital may be deemed to beneficially own 7,608,546 Shares.

As of the date hereof Neal C. Bradsher may be deemed to beneficially own 7,671,454 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment.  The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present Board of Directors or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer's charter or by-laws; (f) the Shares of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; or (g) causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of shares they may be deemed to beneficially own.

On July 1, 2009, the Board of Directors of the Issuer invited Neal Bradsher to serve on the Board.  Mr. Bradsher accepted and was subsequently elected as a Director.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a, b)
As of the date hereof, Broadwood Partners may be deemed to be the beneficial owner of 7,608,546 Shares, constituting 23.0% of the Shares of the Issuer, based upon the 33,064,109* Shares deemed outstanding.

Broadwood Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,608,546 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,608,546 Shares.

Broadwood Partners specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b)
As of the date hereof, Broadwood Capital may be deemed to be the beneficial owner of 7,608,546 Shares, constituting 23.0% of the Shares of the Issuer, based upon the 33,064,109* Shares deemed outstanding.

Broadwood Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 7,608,546 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 7,608,546 Shares.

Broadwood Capital specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b)
As of the date hereof, Neal C. Bradsher may be deemed to be the beneficial owner of 7,671,454 Shares, constituting 23.2% of the Shares of the Issuer, based upon the 33,089,665* Shares deemed outstanding.

Neal C. Bradsher has the sole power to vote or direct the vote of 62,908 Shares; has the shared power to vote or direct the vote of 7,608,546 Shares; has sole power to dispose or direct the disposition of 62,908 Shares; and has shared power to dispose or direct the disposition of 7,608,546 Shares.

Neal C. Bradsher specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c)
The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons since the 13D/A filed by the Reporting Persons on May 18, 2009 are set forth in Exhibit B.

(*)	The number of outstanding shares is based on the 28,386,716 shares the Issuer reported outstanding as of June 4, 2009, adjusted for warrants and options held by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As compensation for serving as a director of the Issuer, on July 2, 2009, Neal Bradsher was granted options to purchase 20,000 common shares of the Issuer under the Issuer's 2002 Stock Option Plan, as amended.  The options will vest and become exercisable in four equal quarterly installments, provided that Neal Bradsher remains a director on the last day of each such quarter.  The options will expire if not exercised by July 1, 2014, and the exercise price is $2.30 per share.

As previously disclosed in the Schedule 13D/A filed on April 22, 2009, the Fifth Amendment of Revolving Line of Credit Agreement was entered into by the Issuer and Broadwood Partners on April 15, 2009.

Also as previously disclosed in the Schedule 13D/A filed on May 18, 2009, the Issuer and Broadwood Partners entered into a Stock and Warrant Purchase Agreement on May 13, 2009 (the "Purchase Agreement") whereby Broadwood Partners agreed to purchase 1,100,000 common shares and 1,100,000 warrants to purchase common shares at an exercise price of $2.00 per share. The price of each unit (each unit being comprised of one common share and one warrant) was $1.8182.  The warrants expire on October 31, 2010.  In addition, under the Purchase Agreement, Broadwood Partners has the option to purchase an additional 1,100,000 common shares and 1,100,000 warrants (on the same terms as above) on or before July 14, 2009.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement.

Exhibit B: Schedule of Transactions in the Shares of the Issuer by the Reporting Persons.

Exhibit C: Form 8-K filed with the Commission by the Issuer on July 7, 2009 (incorporated by reference).

Exhibit D: 2002 Stock Option Plan of the Issuer (Exhibit 4.2 to Form S-8 filed with the Commission on December 4, 2002 and Exhibit 4.3 to Form S-8 filed with the Commission on February 15, 2005) (incorporated by reference).

Exhibit E: Fifth Amendment of Revolving Line of Credit Agreement, dated April 15, 2009 (filed with the Commission on Form 8-K by the Issuer on April 17, 2009 (incorporated by reference)).

Exhibit F: Form of Amendment to Revolving Credit Note  (filed with the Commission on Form 8-K by the Issuer on April 17, 2009 (incorporated by reference)).

Exhibit G: Fifth Amendment of Security Agreement, dated April 15, 2009  (filed with the Commission on Form 8-K by the Issuer on April 17, 2009 (incorporated by reference)).

Exhibit H: Stock and Warrant Purchase Agreement, dated May 13, 2009 (filed with the Commission on Form 10-Q by the Issuer on May 15, 2009 (incorporated by reference)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BROADWOOD PARTNERS, L.P.
By:	Broadwood Capital, Inc.

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

BROADWOOD CAPITAL, INC.*

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

/s/ Neal C. Bradsher *
NEAL C. BRADSHER *

July 8, 2009

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons’ pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of Common Shares, no par value of BioTime, Inc.

This Joint Filing Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 8th day of July, 2009.

BROADWOOD PARTNERS, L.P.
By:	Broadwood Capital, Inc.

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

BROADWOOD CAPITAL, INC.

By:	/s/ Neal C. Bradsher
Name:	Neal C. Bradsher
Title:	President

/s/ Neal C. Bradsher
NEAL C. BRADSHER

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons’ pecuniary interest therein.

Exhibit B

TRANSACTIONS IN OPTIONS THAT ARE EXERCISABLE INTO SHARES

TRANSACTIONS BY NEAL BRADSHER

Date of Transaction	Underlying Number of Shares Purchased/(Sold)	Price of Options
7/2/09	20,000	(*)

(*)	These securities were granted to Neal Bradsher by the Issuer as compensation for serving as a director of the Issuer.

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